Tel Aviv | November 13, 2012

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins- Accounting Branch Chief Megan Akst - Division of Corporation Finance

Re:	Silicom Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 20, 2012
Form 6-K filed October 22, 2012
File No. 000-23288

On behalf of Silicom Ltd. (the "Company"), set forth below are the Company's responses to the comment (the "Comment") of the staff of the Division of Corporation Finance (the "Staff") transmitted by letter dated November 8, 2012 (the "Comment Letter"), in relation to the Company's Form 20-F for the Fiscal Year Ended December 31, 2011 and Form 6-K furnished to the SEC on October 22, 2012 (“October 22 Form 6-K”).

For the convenience of the Staff, we have restated the Comment below.

Form 6-K filed October 22, 2012

1.
We believe the non-GAAP operating statement columnar format appearing in your Form 6-K filed October 22, 2012 conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Regulation G.

The Company respectfully acknowledges the Staff’s Comment. The Company considered the Staff’s comment and will revise the exhibits included in future earnings releases beginning with the Company’s next earnings release on Form 6-K, such that the exhibits reconcile only individual non-GAAP measures (i.e. line items, subtotals, etc.) which are disclosed instead of the format used in the October 22 Form 6-K .  We believe this presentation will provide sufficient information to help our investors understand the operating results of the business while complying with Regulation G.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing adequately responds to the Comment Letter.

Kindly contact the undersigned at (972) 3 6087726, if you have any questions or require additional information.

Very truly yours,

/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi, Adv.

cc:            Mr. Eran Gilad, Chief Financial Officer
Silicom Ltd.

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